[Translation]

To Whom It May Concern:

                                                                   April 6, 2004
                                                        TOYOTA MOTOR CORPORATION
                                                     1, Toyota-cho, Toyota City,
                                                                Aichi Prefecture

                           Toyota Names New Executives

Tokyo - TOYOTA MOTOR CORPORATION announced today executive changes, as described below.

1. Newly Appointed Members of the Board of Directors (4 people)--Pending approval at this year's scheduled ordinary general shareholders' meeting in June

------------------------------------------------------------------------------------------------------
       Name                                 New Title                        Current title
------------------------------------------------------------------------------------------------------
Tetsuo Hattori          Senior Managing Director                            Managing Officer
------------------------------------------------------------------------------------------------------
Takeshi Suzuki          Senior Managing Director                            Managing Officer
------------------------------------------------------------------------------------------------------
Yukitoshi Funo          Director (with Senior Managing Director status)     Managing Officer
------------------------------------------------------------------------------------------------------
Atsushi Niimi           Director (with Senior Managing Director status)     Managing Officer
------------------------------------------------------------------------------------------------------

2. Retiring Directors (3 people}--To retire on the same day as this year's scheduled ordinary general shareholders' meeting in June

--------------------------------------------------------------------------------
           Name                            Current title
--------------------------------------------------------------------------------
Zenji Yasuda                  Senior Managing Director
--------------------------------------------------------------------------------
Teruyuki Minoura              Senior Managing Director
--------------------------------------------------------------------------------
Shuhei Toyoda                 Director (with Senior Managing Director status)
--------------------------------------------------------------------------------

3. New Managing Officers (13 people)--Pending approval at a board of directors meeting following this years scheduled ordinary general shareholders' meeting in June.

---------------------------------------------------------------------------------------------
Name                          Current title/assignment. (at TMC, unless noted)
---------------------------------------------------------------------------------------------
Wahei Hirai                   Seconded to Toyota Europe Design Development S.A.R.L. (ED2)
---------------------------------------------------------------------------------------------
Tatehito Ueda                 General Manager, Power Train Management Engineering Div.
---------------------------------------------------------------------------------------------
Takashi Shigematsu            General Manager, Integrated System Engineering Div.
---------------------------------------------------------------------------------------------
Yuzo Ushiyama                 General Manager, Overseas Planning Div.
---------------------------------------------------------------------------------------------
Yoshikatsu Tanaka             General Manager, Administration Div., Kinuura Plant
---------------------------------------------------------------------------------------------
Nobuyoshi Hisada              General Manager, Production Engineering Planning Div.
---------------------------------------------------------------------------------------------
Yasumori Ihara                General Manager, Business Development Div.
---------------------------------------------------------------------------------------------
Mitsuhisa Kato                Executive Chief Engineer, TOYOTA Development Center 1
---------------------------------------------------------------------------------------------
Takahiko Ijichi               General Manager, Accounting Div.

---------------------------------------------------------------------------------------------
Toshio Furutani               Seconded to FAW Toyota Motor Sales Co.. Ltd. (FTMS)
---------------------------------------------------------------------------------------------
Tetsuo Agata                  General Manager, Production Control Div.
---------------------------------------------------------------------------------------------
John Harry Conomos            Executive Chairman, Toyota Motor Corporation Australia Ltd.
---------------------------------------------------------------------------------------------
Panagiotis J. Athanasopoulos  Executive Vice President and COO, Toyota Motor Marketing Europe
---------------------------------------------------------------------------------------------

4. Retiring Managing Officers (4 people)--To retire on the same day as this year's scheduled ordinary general shareholders' meeting in June

--------------------------------------------------------------------------------
  Shokichi Yasukawa, Hiroaki Yoshida, Kiyoshi Nakanishi and Hironobu Ono
--------------------------------------------------------------------------------